

April 5, 2024

John P. Love
President and Chief Executive Officer
United States 12 Month Natural Gas Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, California 94596

> **Re: United States 12 Month Natural Gas Fund, LP**
> **Post-Effective Amendment No. 3 to Form S-1**
> **Filed March 20, 2024**
> **File No. 333-263572**

Dear John P. Love:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-1 filed March 20, 2024

Experts, page 55

1. We note on November 14, 2023, you dismissed Spicer Jeffries LLP as your independent accountant and retained Cohen & Company, Ltd. as a replacement. Please revise this section to include the disclosures required by Item 304 of Regulation S-K, including:
    • Disclose whether for either of the past two fiscal years Spicer Jeffries LLP's audit reports contained any adverse opinion or disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles. If applicable, also describe the nature of each such adverse opinion, disclaimer of opinion, qualification or modification. Refer to Item 304(a)(1)(ii) of Regulation S-K.
    • Disclose whether there were any disagreements with Spicer Jeffries LLP as defined in Item 304(a)(1)(iv) of Regulation S-K and whether any reportable events occurred as defined in Item 304(a)(1)(v) of Regulation S-K during the two most recent fiscal years and any subsequent interim period preceding your dismissal of Spicer Jeffries LLP.

Item 16. Exhibits and Financial Statement Schedules, page II-2

2.   Please amend your filing to include a letter filed as an exhibit from Spicer Jeffries LLP stating whether it agrees with the statements disclosed in the section headed "Experts" in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Owen Pinkerton